Exhibit 99.1

Codere Online Luxembourg, S.A.

Société anonyme

Registered office: 7, rue Robert Stümper L-2557 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B 255798

 Convening notice to the ANNUAL General Meeting of the shareholders OF Codere Online Luxembourg, S.A. (the “Company”) to be held AT THE REGISTERED OFFICE OF THE COMPANY ON 22 JUNE 2023 AT 3:00 P.M. (LUXEMBOURG TIME)

Dear Shareholders,

The board of directors of the Company (the "Board of Directors") is pleased to invite you to participate in the annual general meeting of shareholders of the Company (the "Annual General Meeting" or the "General Meeting") to be held at the registered office of the Company on 22 June 2023 at 3:00 p.m. (Luxembourg time) with the following agenda items:

Agenda of the Annual General Meeting

1.	Presentation of the report of the statutory auditor (commissaire aux comptes) of the Company on the statutory annual accounts of the Company for the financial year of the Company starting on 1 January 2022 and ending on 31 December 2022 (hereafter, the "financial year ended 31 December 2022").

No resolution is required on this item.

2.	Presentation and approval of the statutory annual accounts of the Company for the financial year ended 31 December 2022.

Proposed resolution:

After presentation and review of the statutory annual accounts for the financial year ended 31 December 2022, and of the report of the statutory auditor (commissaire aux comptes) of the Company on such statutory annual accounts, the General Meeting resolves to approve the statutory annual accounts of the Company for the financial year ended 31 December 2022.

3.	Allocation of the financial results in relation to the financial year ended 31 December 2022.

Proposed resolution:

The General Meeting acknowledges that it appears from the statutory annual accounts of the Company for the financial year ended 31 December 2022 that the financial results for the financial year ended 31 December 2022 consist of a profit amounting to EUR 6,294,206.88 and resolves to carry forward such profit.

4.	Discharge to be granted to the statutory auditor (commissaire aux comptes) of the Company, Mr. Michel Lecoq, in respect of the performance of his duties during the financial year ended 31 December 2022.

Proposed resolution:

The General Meeting resolves to grant full discharge to the statutory auditor (commissaire aux comptes) of the Company, Mr. Michel Lecoq, réviseur d'entreprises (Certified Public Auditor), residing at 39 Duarrefstrooss, L-9772 Troine, Grand Duchy of Luxembourg in respect of the performance of his duties during the financial year ended 31 December 2022.

5.	Discharge to be granted to Mr. Patrick Joseph Ramsey in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2022.

Proposed resolution:

In accordance with Article 461-7 of the Luxembourg law on commercial companies dated 10 August 1915, as amended from time to time (the “1915 Law”), the General Meeting resolves to grant full discharge to Mr. Patrick Joseph Ramsey in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2022.

6.	Discharge to be granted to Mr. Moshe Edree in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2022.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Mr. Moshe Edree in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2022.

7.	Discharge to be granted to Mr. Oscar Iglesias Sanchez in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2022.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Mr. Oscar Iglesias Sanchez in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2022.

8.	Discharge to be granted to Mr. Laurent Teitgen in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2022.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Mr. Laurent Teitgen in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2022.

9.	Discharge to be granted to Mr. Daniel Valdez in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2022.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Mr. Daniel Valdez in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2022.

10.	Discharge to be granted to Dr. Martin M. Werner in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2022.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Dr. Martin M. Werner in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2022.

11.	Discharge to be granted to Mr. Borja Fernández Espejel in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2022.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Mr. Borja Fernández Espejel in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2022.

12.	Discharge to be granted to Mr. Alejandro Rodino in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2022.

Proposed resolution:

In accordance with Article 461-7 of the 1915 Law, the General Meeting resolves to grant full discharge to Mr. Alejandro Rodino in respect of the performance of his duties as member of the Board of Directors during the financial year ended 31 December 2022.

13.	Decision to appoint with immediate effect Mr. Patrick Joseph Ramsey to the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2024 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2023.

Proposed resolution:

The General Meeting resolves to appoint with immediate effect Mr. Patrick Joseph Ramsey as member of the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2024 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2023.

14.	Decision to appoint with immediate effect Mr. Moshe Edree to the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2024 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2023.

Proposed resolution:

The General Meeting resolves to appoint with immediate effect Mr. Moshe Edree as member of the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2024 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2023.

15.	Decision to appoint with immediate effect Mr. Laurent Teitgen to the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2024 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2023.

Proposed resolution:

The General Meeting resolves to appoint with immediate effect Mr. Laurent Teitgen as member of the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2024 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2023.

16.	Decision to appoint with immediate effect Mr. Daniel Valdez to the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2024 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2023.

Proposed resolution:

The General Meeting resolves to appoint with immediate effect Mr. Daniel Valdez as member of the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2024 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2023.

17.	Decision to appoint with immediate effect Dr. Martin M. Werner to the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2024 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2023.

Proposed resolution:

The General Meeting resolves to appoint with immediate effect Dr. Martin M. Werner as member of the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2024 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2023.

18.	Decision to appoint with immediate effect Mr. Borja Fernández Espejel to the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2024 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2023.

Proposed resolution:

The General Meeting resolves to appoint with immediate effect Mr. Borja Fernández Espejel as member of the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2024 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2023.

19.	Decision to appoint with immediate effect Ms. Michal Elimelech to the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2024 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2023.

Proposed resolution:

The General Meeting resolves to appoint with immediate effect Ms. Michal Elimelech as member of the Board of Directors until the annual general meeting of the shareholders of the Company to be held in 2024 concerning the approval of the annual accounts of the Company for the financial year ending on 31 December 2023.

20.	Decision to authorise the payment of a maximum amount of EUR 500,000.- (excluding VAT) per annum by the Company as aggregate remuneration to the Directors for the performance of their respective mandates for the Company until the annual general meeting of the shareholders of the Company to be held in 2024.

Proposed resolution:

The General Meeting resolves to authorise the payment of a maximum amount of EUR 500,000.- (excluding VAT) per annum by the Company as aggregate remuneration to the Directors for the performance of their respective mandates for the Company until the annual general meeting of the shareholders of the Company to be held in 2024 (the "Global Remuneration Fee"), it being understood that such Global Remuneration Fee already includes Mr. Laurent Teitgen's remuneration fee and Mr. Patrick Ramsey remuneration fee, previously approved by the shareholders of the Company.

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WE KINDLY ASK YOU TO PLEASE CAREFULLY READ AND FOLLOW THE RULES GOVERNING THE HOLDING OF THE ANNUAL GENERAL MEETING SET OUT HEREAFTER:

AVAILABLE INFORMATION AND DOCUMENTATION

The following information is available on the Company’s website: https://www.codereonline.com/

•	this convening notice for the Annual General Meeting (which includes draft resolutions in relation to the above agenda points to be adopted at the Annual General Meeting); and

•	the Attendance and Proxy Form (as defined below and to be provided by the Depository (as defined below) together with the convening notice for the Annual General Meeting).

The following documents shall be available at the Company’s registered office eight (8) days prior to the Annual General Meeting:

•	the statutory annual accounts of the Company for the financial year ended 31 December 2022.

•	the report of the statutory auditor (commissaire aux comptes) of the Company on the statutory annual accounts of the Company for the financial year ended 31 December 2022.

These documents may also be obtained upon written request to the Company and providing evidence of ownership, by any shareholder, free of charge from the Company, eight (8) days prior to the Annual General Meeting.

QUORUM AND MAJORITY

Please note that, in accordance with article 13.5 of the articles of association of the Company (the "Articles"), the resolutions on the agenda items of the Annual General Meeting shall be validly passed if approved by a majority of votes cast in accordance with the voting arrangements and instructions set out in this Convening Notice, provided that at least 33 1/3% of the ordinary shares of the Company are present or represented at the Annual General Meeting (the "Quorum").

In accordance with Article 13.12 of the Articles, Attendance and Proxy Forms which show neither a vote in favour, nor against the resolutions, nor an abstention, shall be void and shall not be taken into account for the determination of the Quorum.

RECORD DATE AND SHAREHOLDING CONFIRMATION CERTIFICATE

In accordance with Article 13.10 of the Articles, the Board of Directors has determined as the record date for admission to the Annual General Meeting close of business (11:59 p.m. Luxembourg time, 5:59 p.m. EST) on 19 May 2023 (the "Record Date").

Any shareholder who holds one or more ordinary shares(s) of the Company on the Record Date may vote at the Annual General Meeting. Shareholders who have transferred their ordinary shares between the Record Date and the date of the Annual General Meeting cannot participate at the Annual General Meeting. In case of breach of such prohibition, criminal sanctions may apply.

In accordance with article 13.11 of the Articles, shareholders wishing to participate in the Annual General Meeting must provide the Company with a certificate issued by the Company's depository CONTINENTAL STOCK TRANSFER & TRUST CO (the "Depository") certifying the number of shares recorded in the relevant account on the Record Date or a brokerage statement showing proof of ownership of shares of the Company and the number of shares held on the Record Date (the "Shareholding Confirmation Certificate"). Please contact the Depository at CSTmail@continentalstock.com (in case your shares are held through book entries) or your broker (in case your shares are held through Cede & Co) on or as soon as possible after the Record Date to obtain such Shareholding Confirmation Certificate.

The Shareholding Confirmation Certificate must be provided to ir@codereonline.com no later than 11:59 p.m. Luxembourg time (5:59 p.m. EST) on 18 June 2023.

Any Shareholding Confirmation Certificate provided after this date or certifying the number of shares recorded in the relevant account on a date other than the Record Date shall be considered void and the holder of the shares in question shall not be able to participate in the Annual General Meeting.

PARTICIPATION IN THE ANNUAL GENERAL MEETING

Shareholders may physically attend, participate and vote in the Annual General Meeting to be held at the registered office of the Company on 22 June 2023 at 3:00 p.m. (Luxembourg time).

If you wish to be represented at the Annual General Meeting, or would like to express your vote at the Annual General Meeting through voting form, in accordance with article 13.12 of the Articles, please use the attendance and proxy form (the "Attendance and Proxy Form"), which will be provided to you by the Depository together with the convening notice for the Annual General Meeting and which is also available on the Company's website: https://www.codereonline.com/.

In that case we would be grateful if you could return the Attendance and Proxy Form duly completed and signed by e-mail to ir@codereonline.com no later than close of business (11:59 p.m. Luxembourg time, 5:59 p.m. EST) on 19 June 2023.

Please note that Attendance and Proxy Forms received after this date will not be taken into account for the determination of the Quorum and the respective holders of shares will not be able to participate in the Annual General Meeting.

For any technical questions relating to your participation in the Annual General Meeting, please contact Mr. Guillermo Lancha, the Company’s Director of Investor Relations, at guillermo.lancha@codere.com.

DATA PROTECTION

In the context of the organization and holding of the Annual General Meeting, the Company processes personal data concerning its shareholders or individuals relating to its shareholders, in accordance with the applicable legislation and in particular the General Data Protection Regulation (EU) 2016/679, and as further described in our data protection notice attached as Annex I hereto.

On behalf of the Board of Directors, we thank you for your continued support.

Sincerely,

Patrick Ramsey, Chairman of the Board of Directors

Luxembourg, on 19 May 2023

ANNEX I

PRIVACY NOTICE

1.	scope

1.1	This data protection notice ("Notice") informs you about the processing of your personal data or that of the shareholder's representative(s) by Codere Online Luxembourg, S.A. (the "Company") in the context of the organization and holding of general meetings of shareholders.

1.2	Personal data provided to the Company will be processed in compliance with the requirements of the EU Regulation 2016/679 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data as may be amended from time to time ("GDPR") and any applicable implementing legislation.

1.3	This Notice sets out how the Company will process personal data about its shareholders or their representatives.

2.	Identity of the controller of your personal data

2.1	The controller is:

Codere Online Luxembourg, S.A.

7, rue Robert Stümper L-2557 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B 255798

2.2	You may contact the Company for all queries you have in relation to this Notice using our contact details which can be found in Section 12 below "How to contact us".

3.	What categories of personal Data do we collect

When preparing its general meetings of shareholders, the Company processes the following categories of personal data:

•	personal details (such as the name, address);

•	contact details (e-mail address, telephone number); and

•	information concerning the shares held (number of shares and type of ownership).

In addition, the following categories of personal data will be processed:

•	attendance to the general meetings of shareholders;

•	as appropriate, the submission of countermotion.

Although the shares are registered, only the depository will be recorded in the share register.

4.	Where we obtain personal data from

The Company processes personal data:

•	provided by you (or the shareholder to which you relate) in the course of registering for the general meeting of shareholders; or

•	transmitted by the depository institutions for the shareholder.

5.	Do you have to provide us with personal data?

5.1	You are legally required to provide your personal data listed under section 3 in order to attend the general meeting of shareholders and cannot exercise your shareholder rights at the general meeting of shareholders without doing so.

6.	Do you have to inform your representative(s) and/or beneficial owner(s)?

6.1	Where the shareholder is an undertaking, individual whose personal data are provided for the purpose of organising and holding general meetings of shareholders shall be informed about the processing of their personal data, as well as on their related rights and the Shareholder shall provide them with a copy of this Notice.

6.2	The Company may assume that the Shareholder has complied with the undertakings contained herein and that all individuals have been properly informed.

7.	Why we process personal data

The Company processes personal data for the following purposes and according to the following legal basis:

•	in order to organize and hold general meetings of shareholders (necessary for compliance with a legal obligation to which the Company is subject);

•	to enable shareholders or their representatives to participate in general meetings of shareholders and to exercise their rights (necessary for compliance with a legal obligation to which the Company is subject);

•	in order to authorize proxies (necessary for the purposes of the Company's legitimate interests);

•	where applicable, in connection with the establishment, exercise or defense of legal claims (necessary for the purposes of the Company's legitimate interests).

Where the Company relies on its legitimate interests, you may request to be provided with our analysis of the balance of our interests against your rights and freedoms.

8.	Who we share personal data with and why

8.1	Your personal data may be shared by the Company with the following entities:

•	other shareholders who participate in the general meeting of shareholders (as your name would be recorded in the list of participants);

•	lawyers and notaries who assist us in organizing and holding the general meeting of shareholders;

•	the professional advisers of the Company (such as legal and tax counsels); and

•	other service providers of the Company.

8.2	The Company will take all reasonable steps, as required by the GDPR, to ensure the safety, privacy and integrity of your personal data and will, as required by the GDPR enter into contracts with such recipients to protect the privacy and integrity of your personal data supplied.

8.3	Please note that the Company may be required to publish your name on its corporate website if you exercise certain shareholder rights (e.g. submitting requests for additions to the agenda).

9.	Transfers of personal data outside the europen economic area ("EEA")

9.1	In principle, the Company and the third-party providers listed in Section 8 above "Who we share personal data with and why" will not transfer your personal data outside the EEA.

9.2	The Company may from time to time use external service providers based outside the EEA to whom personal data will be transferred for the printing and dispatching of shareholder notices, the receipt of registrations and proxies, or the sending of communications to shareholders. In such case, you will be informed in due course and the Company will ensure that your personal data is protected by either by an adequacy decision of the European Commission, or appropriate safeguards such as EU model contracts.

10.	How long we keep personal data

10.1	In accordance with the GDPR principles and in particular article 5 of the GDPR (which lists the core principles relating to the processing of personal data), we do not keep your personal data for longer than is necessary for the purposes for which they are processed by us.

10.2	Personal data collected in connection with general meetings of shareholders will in principle be retained for five (5) years from the date the relevant general meeting is held.

10.3	Beyond this, the Company will retain your personal data where necessary to comply with legal retention obligations under commercial and tax law (in principle 10 years), or in connection with the establishment, exercise or defense of legal claims.

11.	Your rights in respect of your personal data

11.1	You have certain rights under the GDPR, including:

•	The right to access your personal data, free of charge, including the right to ask for a copy of your personal data where it does not adversely affect the rights and freedoms of others (please note that if you request any further hard copies later on, we may charge you a reasonable fee based on administrative costs).

•	The right to have incomplete or inaccurate personal data corrected (including by means of providing a supplementary statement).

11.2	In some limited circumstances:

•	the right to object to the use of your personal data (where processing is based on the Company's legitimate interest);

•	the right to restrict the use of your personal data;

•	the right to require us to erase/delete your personal data; however, please note that if we process your personal data in particular to comply with a legal obligation, we will not be able to respond positively to your request to erase/delete your personal data.

•	the right to receive personal data which you have provided to us in a structured, commonly used and machine-readable format and the right to transmit those data to another data controller; however, please note that this right to data portability only arises where: (a) the processing is based on consent or on a contract; and (b) the processing is carried out by automated means, and (c) it does not adversely affect the rights and freedoms of others. This data portability right also only applies to the data that you have provided to us.

11.3	You are hereby informed that no automated decision making or profiling is conducted.

11.4	You may contact us using our contact details which can be found in Section 12 below "How to contact us" if you would like to exercise such rights. We will respond to you as swiftly as possible.

11.5	In addition, you also have the right to ask questions or lodge a complaint about our processing of your personal data with the relevant supervisory authority. You can complain in the EEA Member State where you live or work, or that of the place where the alleged breach of the GDPR has taken place. In Luxembourg, the relevant supervisory authority is the Commission Nationale pour la Protection des Données (CNPD).

12.	How to contact us

If you want more details on the processing of your personal data, if you have any specific queries or concerns regarding the processing of your personal data, if you want to exercise your rights towards us or if you would like to make a complaint, do not hesitate to contact us at dpo.codere@codere.com.

13.	Amendments to this Notice

13.1	This Notice is kept under regular review and may be updated from time to time and you will be notified in writing in case of any changes.

13.2	This Notice was last updated in June 2022.